Filed by Swvl Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Date: July 28, 2021

The following article was published on June 28, 2021 by CNBC.

MARKETS

Swvl, a green-focused mass transit company, is going public via an all-female SPAC

PUBLISHED WED, JUL 28 20219:35 AM EDT

KEY POINTS

•	Dubai-based transportation company Swvl is going public through a merger with Queen’s Gambit Growth Capital.

•	Founded in 2017, Swvl provides ridesharing services in emerging markets that don’t always have reliable public transportation.

•	The company’s proprietary algorithm identifies the most efficient and cost-effective routes, thereby reducing emissions while lowering costs for riders.

Dubai-based mobility company Swvl said Wednesday that it plans to go public through a reverse merger with Queen’s Gambit Growth Capital. The special purpose acquisition company is led entirely by women.

Founded in 2017, Swvl provides ridesharing services in emerging markets that don’t always have reliable public transportation.

Unlike ride-hailing services that focus on one-off and individual rides, Swvl focuses on mass transit. This both reduces emissions, and cuts the cost for what otherwise might be a prohibitively expensive ride. The company utilizes a proprietary algorithm to figure out the fastest routes, including for things like going to school or to work.

The deal with Queen’s Gambit values Swvl’s equity at around $1.5 billion, making it the largest Middle East-based unicorn to debut on the Nasdaq. An expected closing date for the merger was not given, but once complete the company will trade under the ticker SWVL. Reverser mergers involve private companies going public by buying a controlling share of a public firm.

Swvl currently operates in 10 cities across the Middle East and Africa, and it has its sights set on entry into new markets. The company’s 2020 revenue was roughly $26 million, and Swvl expects that number to rise to $79 million during 2021. All told, Swvl values the global mass transit market at $1 trillion.

The company did not disclose 2020’s net income or net loss.

“Mass transit systems in cities around the world are riddled with deficiencies, resulting in congestion, environmental concerns and reduced productivity,” said Swvl founder and CEO Mostafa Kandil. Since the company’s founding 1.4 million riders have booked more than 46 million rides through the platform.

“Having established a leadership position in key emerging markets, we believe Swvl is ready to capitalize on a truly global market opportunity,” added Victoria Grace, founder and CEO of Queen’s Gambit.

SPACs going green

Grace first announced the SPAC in December, and in January said the fund had raised $300 million, which was above the initial target. Grace subsequently launched a second blank-check company in February called Queen’s Gambit Growth Capital II.

Grace said in a statement that she was looking to identify and grow a “disruptive platform that solves complex challenges and empowers underserved populations,” noting that in Swvl she found “each of those things and more.”

The merger comes amid a boom in SPAC investing that began in 2020. Last year so-called blank check companies raised a then record $83.4 billion, according to SPACInsider. For 2021 thus far $115 billion has been raised, although regulatory pressures and some high-profile instances of lackluster performance have somewhat cooled the enthusiasm.

SPACs have been a popular path to the public market for clean tech companies on the heels of a surge in ESG investing. Since March 2020 55 SPAC deals in the clean tech space have been announced, according to data from Raymond James.

The firm noted that the mergers span industry, size and business stages, but said that electric vehicle-focused deals dominate the list.

For its part, Swvl claims to have prevented roughly 245 million pounds of carbon emissions since its inception relative to single-rider options.

Additional Information

In connection with the business combination, Pivotal Holdings Corp (“Holdings”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, Queen’s Gambit Growth Capital (“Queen’s Gambit”) will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that Queen’s Gambit will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Queen’s Gambit as of a record date to be established for voting on the business combination. Shareholders of Queen’s Gambit will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Swvl Inc. (“Swvl”) and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the registration statement on Form F-4 and proxy materials, or after the consummation of the business combination as a result of the limited time SPAC had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; the lack of, or recent implementation of, certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Holdings, Swvl, Queen’s Gambit and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Queen’s Gambit’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of Queen’s Gambit for the business combination. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.